UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Y-MABS THERAPEUTICS, INC.
(Name of Subject Company — Issuer)
YOSEMITE MERGER SUB, INC.
(Offeror)
a wholly owned subsidiary of
PERSEUS BIDCO US, INC.
(Parent of Offeror)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
984241109
(CUSIP Number of Class of Securities)
Robert Duffield
c/o Perseus BidCo US, Inc.
300 Conshohocken State Road, Suite 300
West Conshohocken, Pennsylvania 19428
United States
+1 856 981 7737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Sebastian L. Fain, Esq.
Paul K. Humphreys, Esq.
Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Telephone: +1 212 277 4000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒
third party tender offer subject to Rule 14d-l

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Yosemite Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Perseus BidCo US, Inc., a Delaware corporation (“Parent” or “SERB Pharmaceuticals”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), in exchange for $8.60 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase), the accompanying Letter of Transmittal and the accompanying Notice of Guaranteed Delivery is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Purchaser, the Company and, solely for the purposes of Section 5.16 and Article 8 of the Merger Agreement, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”), a copy of which is attached as Exhibit (d)(i) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Y-mAbs Therapeutics, Inc., a Delaware corporation. The Company’s principal executive offices are located at 202 Carnegie Center, Suite 301, Princeton, New Jersey 08540, United States of America. The Company’s telephone number is (646) 885-8505.
(b)   This Schedule TO relates to the outstanding Shares. The Company has advised Parent and Purchaser that, as of the close of business on August 12, 2025, 45,438,420 Shares were issued and outstanding.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of the Filing Person.
(a) – (c)   This Schedule TO is filed by Purchaser. The information set forth in Section 9 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) – (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”;

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the “Summary Term Sheet”;

•
Section 8 — “Certain Information Concerning the Company”;

•
Section 9 — “Certain Information Concerning Parent and Purchaser”;

•
Section 11 — “Background of the Offer; Contacts with the Company”;

•
Section 12 — “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”; and

•
Section 13 — “The Transaction Documents”.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”;

•
the “Summary Term Sheet”;

•
Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”;

•
Section 11 — “Background of the Offer; Contacts with the Company”;

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Section 12 — “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”;

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Section 13 — “The Transaction Documents”;

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Section 14 — “Dividends and Distributions”; and

•
Schedule I.

Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”;

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the “Summary Term Sheet”; and

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Section 10 — “Source and Amount of Funds”.

(d) Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”;

•
Section 9 — “Certain Information Concerning Parent and Purchaser”;

•
Section 12 — “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”;

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Section 13 — “The Transaction Documents”; and

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Schedule I.

(b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 9 — “Certain Information Concerning Parent and Purchaser”; and

•
Schedule I.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”;

•
the “Summary Term Sheet”;

•
Section 3 — “Procedures for Tendering Shares”;

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Section 11 — “Background of the Offer; Contacts with the Company”; and

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Section 17 — “Fees and Expenses”.

Item 10.   Financial Statements.
(a)   Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:
(i)
the consideration offered consists solely of cash;

(ii)
the Offer is not subject to any financing condition; and

(iii)
the Offer is for all outstanding securities of the subject class.

(b)   Not applicable.
Item 11.   Additional Information.
(a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”;

•
the “Summary Term Sheet”;

•
Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”;

•
Section 9 — “Certain Information Concerning Parent and Purchaser”;

•
Section 11 — “Background of the Offer; Contacts with the Company”;

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Section 12 — “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights”;

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Section 13 — “The Transaction Documents”;

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Section 15 — “Conditions to the Offer”; and

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Section 16 — “Certain Legal Matters; Regulatory Approvals”.

(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No	Description
(a)(1)(i)	Offer to Purchase, dated August 18, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Summary Advertisement, published in The New York Times on August 18, 2025.*
(a)(5)(i)	Joint Press Release, dated August 5, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Y-mAbs Therapeutics, Inc. with the SEC on August 5, 2025).
(a)(5)(ii)	Social media posts of SERB Pharmaceuticals and Vanessa Wolfeler, President of SERB Pharmaceuticals, dated August 5, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Perseus BidCo US, Inc. with the SEC on August 5, 2025).
(a)(5)(iii)	News article published by Endpoints: Specialty pharma SERB to buy Y-mAbs in $412M all-cash deal, by Kyle LaHuick, dated August 5, 2025 (incorporated by reference to Exhibit 99.3 of the Schedule TO-C filed by Perseus BidCo US, Inc. with the SEC on August 5, 2025).
(a)(5)(iv)
A message to Company employees from SERB Pharmaceuticals, dated August 6, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Perseus BidCo US, Inc. with the SEC on August 6, 2025).

(d)(i)	Agreement and Plan of Merger, dated as of August 4, 2025, by and among Perseus BidCo US, Inc., Yosemite Merger Sub, Inc., Y-mAbs Therapeutics, Inc. and, solely for the purposes of Section 5.16 and Article 8 thereof, Stark International Lux (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Y-mAbs Therapeutics, Inc. with the SEC on August 5, 2025).**
(d)(ii)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Y-mAbs Therapeutics, Inc. with the SEC on August 5, 2025).
(d)(iii)	Mutual Confidentiality Agreement, dated as of February 4, 2025, by and between BTG International Inc. and Y-mAbs Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith

**
Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 18, 2025
PERSEUS BIDCO US, INC.
By:
/s/ Vanessa Wolfeler

Name:
Vanessa Wolfeler

Title:
President

YOSEMITE MERGER SUB, INC.
By:
/s/ Vanessa Wolfeler

Name:
Vanessa Wolfeler

Title:
President